Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Quarterly Revenue of $922M, Above the

Midpoint of Guidance on a Constant Currency Basis

Reiterates FY16 Revenue Growth of 2.0-6.0% YoY in Constant Currency

Reiterates FY16 Non-GAAP Diluted EPS Growth Outlook of 3.5%-7.5% YoY

Key highlights:

•	First fiscal quarter revenue of $922 million, within the $905-$945 million guidance range, including foreign currency movements that negatively affected revenue by approximately $5 million relative to the fourth quarter of fiscal 2015. Revenue was slightly above the midpoint of Amdocs’ guidance, excluding foreign currency movements

•	The board of directors has approved a share repurchase plan authorizing the repurchase of up to $750 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of December 31, 2015, provided for up to $160 million of remaining repurchase authority

•	First fiscal quarter diluted non-GAAP EPS of $0.86, above the midpoint of the $0.82-$0.88 guidance range, excluding amortization of purchased intangible assets and other acquisition-related costs, and equity-based compensation expense, net of related tax effects

•	First fiscal quarter non-GAAP operating income of $157 million; non-GAAP operating margin of 17.0%; GAAP operating income of $120 million

•	Diluted GAAP EPS of $0.66 for the first fiscal quarter, in line with the high-end of the $0.59-$0.67 guidance range

•	Free cash flow of $163 million for the first fiscal quarter

•	Repurchased $100 million of ordinary shares during the first fiscal quarter

•	Twelve-month backlog of $3.09 billion at the end of the first fiscal quarter, up $10 million from the end of the fourth quarter of fiscal 2015

•	The board of directors approved a $0.195 per share quarterly cash dividend to be paid on April 15, 2016, subject to shareholders’ approval at the February 2016 annual general meeting

•	Second quarter fiscal 2016 guidance: Expected revenue of approximately $905-$945 million. Expected diluted non-GAAP EPS of approximately $0.84-$0.90, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.63-$0.71

•	Full year fiscal 2016 guidance: Reiterates fiscal 2016 revenue growth of 2.0-6.0% year-over-year excluding the effects of foreign currency movements. Expects fiscal 2016 revenue growth of 0.5-4.5% year-over-year, including a negative impact from foreign currency movements of approximately 1.5% year-over-year, and non-GAAP diluted earnings per share growth of roughly 3.5-7.5% year-over-year, including the impact of share repurchase activity anticipated over the course of the fiscal year

ST. LOUIS – February 2, 2016 – Amdocs Limited (NASDAQ: DOX) today reported that for its first fiscal quarter ended December 31, 2015, revenue was $921.5 million, down 0.6% or $5.3 million sequentially from the fourth fiscal quarter of 2015 and up 1.7% as compared to last year’s first fiscal quarter. Revenue for the first fiscal quarter of 2016 includes a negative impact from foreign currency movements of approximately $5 million relative to the fourth quarter of fiscal 2015. Net income on a non-GAAP basis was $132.0 million, or $0.86 per diluted share, compared to non-GAAP net income of $139.5 million, or $0.88 per diluted share, in the first quarter of fiscal 2015. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $31.2 million, net of related tax effects, in the first quarter of fiscal 2016, and excludes such amortization and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $8.5 million, net of related tax effects, in the first quarter of fiscal 2015. The Company’s

GAAP net income for the first quarter of fiscal 2016 was $100.8 million, or $0.66 per diluted share, compared to GAAP net income of $131.0 million, or $0.83 per diluted share, in the prior fiscal year’s first quarter.

“We have started fiscal year 2016 with solid results. Revenue, non-GAAP operating margin and diluted non-GAAP earnings per share were in line with our expectations and reflected an acceleration of our activities outside North America. We achieved record Rest of World revenue as we focused on the deployment of several highly complex projects, and we believe we are on track to sustain double-digit growth in this region in fiscal 2016. Europe revenue was healthy as we continued to expand with subsidiaries and affiliates of some of the region’s leading service providers, including new business with Vodafone Ireland, for which Amdocs was selected as managing systems integrator to lead a major quad-play transformation project. Overall, we are proud of our growth in Europe and Rest of World, which we have achieved while maintaining operating margin at the higher end of our long-term target range of 16.2% to 17.2%,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “During the first quarter we also focused on developing the many new customer relationships we acquired through our purchase of the Comverse BSS assets in fiscal 2015. Along these lines, we are today pleased to announce new projects for Amdocs Kenan and Amdocs C1 solutions with a number of service providers. These include projects at Liberty Global in Switzerland and at Telefônica Brasil, following its acquisition of GVT. We believe activities such as these highlight sustained business momentum with former Comverse customers and demonstrate Amdocs’ commitment to providing additional value, innovation, and a broader range of products and services for these customers.”

Gelman concluded, “As we enter our second quarter, we believe we are on track to deliver full year fiscal 2016 revenue growth within our previously guided range of 2% to 6% on a constant currency basis. We still expect potential opportunities such as those at AT&T and the former Comverse customers to result in a stronger second half, although our outlook continues to reflect many moving parts, including with respect to consolidation activity amongst wireless and Pay TV operators. We are focused on delivering consistent execution and we remain comfortable with our diluted non-GAAP earnings per share growth outlook of 3.5% to 7.5% for the full 2016 fiscal year. Furthermore, we remain committed to the disciplined and proactive allocation of cash to shareholders over the short and long term. Accordingly, our board has authorized an additional $750 million share repurchase plan. This is in addition to the $160 million that remained as of December 31, 2015 under the previous $750 million authorization, and will be executed at the company’s discretion going forward, whether in open market or privately negotiated transactions.”

Financial Discussion of First Fiscal Quarter Results

Free cash flow was $163 million for the first quarter of fiscal 2016, comprised of cash flow from operations of $199 million, less $36 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.09 billion at the end of the first quarter of fiscal 2016, up $10 million from the end of the prior quarter.

Financial Outlook

Amdocs expects that revenue for the second quarter of fiscal 2016 will be approximately $905-$945 million. This outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties resulting from current and potential customer consolidation activity in North America. However, Amdocs notes that it cannot predict all possible outcomes.

Diluted earnings per share on a non-GAAP basis for the second quarter of fiscal 2016 is expected to be $0.84-$0.90, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second fiscal quarter of 2016 will be $0.63-$0.71.

Quarterly Cash Dividend Program

On February 2, 2016, the Board approved the Company’s next quarterly cash dividend payment of $0.195 per share and set March 31, 2016 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 15, 2016. The increased dividend is subject to shareholders’ approval at the Company’s Annual General Meeting to be held on February 3, 2016.

Conference Call Details

Amdocs will host a conference call on February 2, 2016 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2016. To participate, please dial +1 (330) 863-3318, or +1 (855) 870-4313 outside the United States, approximately 15 minutes before the call and enter passcode 10014702. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market-leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Our portfolio powers The New World of Customer Experience™, where a wide array of innovative and personalized services are delivered seamlessly to end users, regardless of device or network.

For more than 30 years, Amdocs solutions, which include BSS, OSS, network control and optimization, coupled with our professional and managed services, have accelerated business value for our customers by streamlining complex operating environments, reducing costs and speeding time to market for new products and services.

Amdocs and our more than 24,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.6 billion in fiscal 2015.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2015 filed on December 10, 2015.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended December 31,
	2015	2014
Revenue	$921,505	$906,287
Operating expenses:
Cost of revenue	595,568	573,446
Research and development	62,487	63,641
Selling, general and administrative	119,548	113,580
Amortization of purchased intangible assets and other	24,367	14,099

	801,970	764,766

Operating income	119,535	141,521
Interest and other (expense) income, net	(1,665)	1,544

Income before income taxes	117,870	143,065
Income taxes	17,028	12,075

Net income	$100,842	$130,990

Basic earnings per share	$0.67	$0.84

Diluted earnings per share	$0.66	$0.83

Basic weighted average number of shares outstanding	150,631	155,897

Diluted weighted average number of shares outstanding	153,053	158,110

Cash dividends declared per share	$0.170	$0.155

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended December 31,
	2015	2014
Revenue	$921,505	$906,287
Non-GAAP operating income	156,872	152,962
Non-GAAP net income	132,020	139,485
Non-GAAP diluted earnings per share	$0.86	$0.88
Diluted weighted average number of shares outstanding	153,053	158,110

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended December 31, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$595,568	$—	$(4,124)	$—	$591,444
Research and development	62,487	—	(842)	—	61,645
Selling, general and administrative	119,548	—	(8,004)	—	111,544
Amortization of purchased intangible assets and other	24,367	(24,367)	—	—	—

Total operating expenses	801,970	(24,367)	(12,970)	—	764,633

Operating income	119,535	24,367	12,970	—	156,872

Income taxes	17,028	—	—	6,159	23,187

Net income	$100,842	$24,367	$12,970	$(6,159)	$132,020

	Three months ended December 31, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$573,446	$—	$(4,244)	$16,556	$—	$585,758
Research and development	63,641	—	(937)	—	—	62,704
Selling, general and administrative	113,580	—	(8,717)	—	—	104,863
Amortization of purchased intangible assets and other	14,099	(14,099)	—	—	—	—

Total operating expenses	764,766	(14,099)	(13,898)	16,556	—	753,325

Operating income	141,521	14,099	13,898	(16,556)	—	152,962

Interest and other expense, net	(1,544)	—	—	3,921	—	2,377

Income taxes	12,075	—	—	—	(975)	11,100

Net income	$130,990	$14,099	$13,898	$(20,477)	$975	$139,485

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2015	September 30, 2015
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,185,856	$1,354,012
Accounts receivable, net, including unbilled of $82,251 and $80,197, respectively	728,059	714,784
Deferred income taxes	—	150,733
Prepaid expenses and other current assets	183,847	158,633

Total current assets	2,097,762	2,378,162
Equipment and leasehold improvements, net	305,218	309,320
Goodwill and other intangible assets, net	2,269,297	2,301,610
Other noncurrent assets	381,328	335,560

Total assets	$5,053,605	$5,324,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$978,461	$945,033
Short-term financing arrangements	—	220,000
Deferred revenue	190,344	198,470

Total current liabilities	1,168,805	1,363,503
Other noncurrent liabilities	458,216	554,307
Shareholders’ equity	3,426,584	3,406,842

Total liabilities and shareholders’ equity	$5,053,605	$5,324,652

Due to the early adoption of Accounting Standard Update 2015-17, starting the first quarter of fiscal 2016, all deferred tax assets and liabilities are classified as noncurrent on the balance sheet. Prior balance sheets were not retrospectively adjusted.

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,
	2015	2014
Cash Flow from Operating Activities:
Net income	$100,842	$130,990
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	51,127	39,709
Equity-based compensation expense	12,970	13,898
Deferred income taxes	(10,597)	(23,761)
Excess tax benefit from equity-based compensation	(2,868)	(1,126)
Loss (gain) from short-term interest-bearing investments	140	(41)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(7,783)	32,848
Prepaid expenses and other current assets	(13,017)	7,603
Other noncurrent assets	4,518	10,594
Accounts payable, accrued expenses and accrued personnel	59,354	9,602
Deferred revenue	(9,304)	(9,049)
Income taxes payable	10,267	15,263
Other noncurrent liabilities	3,194	(18,117)

Net cash provided by operating activities	198,843	208,413

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(38,253)	(36,732)
Proceeds from sale of short-term interest-bearing investments	100,910	53,153
Purchase of short-term interest-bearing investments	(103,599)	(49,255)
Net cash paid for acquisitions	—	(8,099)
Other	(332)	993

Net cash used in investing activities	(41,274)	(39,940)

Cash Flow from Financing Activities:
Payments under financing arrangements	(220,000)	(210,000)
Repurchase of shares	(99,964)	(101,632)
Proceeds from employee stock options exercised	15,546	14,497
Payments of dividends	(25,697)	(24,291)
Excess tax benefit from equity-based compensation	2,868	1,126
Other	(2)	(3)

Net cash used in financing activities	(327,249)	(320,303)

Net decrease in cash and cash equivalents	(169,680)	(151,830)
Cash and cash equivalents at beginning of period	1,035,573	1,103,269

Cash and cash equivalents at end of period	$865,893	$951,439

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
North America	$576.7	$626.6	$623.1	$646.7	$659.1
Europe	128.9	115.3	102.3	97.6	106.9
Rest of World	215.9	184.9	182.5	158.3	140.3

Total Revenue	$921.5	$926.8	$907.9	$902.6	$906.3

	Three months ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Managed Services Revenue	$487.6	$466.6	$460.6	$448.8	$467.1

	Three months ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Customer Experience Solutions	$894.4	$899.4	$883.7	$877.1	$882.4
Directory	27.1	27.4	24.2	25.5	23.9

Total Revenue	$921.5	$926.8	$907.9	$902.6	$906.3

	As of
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
12-Month Backlog	$3,090	$3,080	$3,010	$3,000	$3,030

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